SERVICE AGREEMENT

(hereinafter “the Agreement”)

among

ALLSTATE LIFE INSURANCE COMPANY OF

NEW YORK

a New York domestic insurance company

INTRAMERICA LIFE INSURANCE COMPANY

A New York domestic insurance company

WILTON RE SERVICES, INC.

a Delaware corporation

and

WILTON REASSURANCE COMPANY

a Minnesota domestic insurance company

(solely for purposes of Section 6)

This Service Agreement shall be effective October 1, 2021 (hereinafter the “Effective Date”) by and among Allstate Life Insurance Company of New York (“ALNY”), Intramerica Life Insurance Company (“Intramerica”), Wilton Re Services, Inc. (“Wilton Re Services” and together with ALNY and Intramerica, the “Parties”), and, solely for purposes of Section 6, Wilton Reassurance Company (“WRAC”).

WHEREAS, ALNY and Intramerica seek to obtain certain Services (as hereinafter defined in Section 1, Services), to be provided by one or more employees of Wilton Re Services, and

WHEREAS, Wilton Re Services agrees to provide such Services, and

WHEREAS, ALNY and Intramerica and Wilton Re Services wish to enter into this Agreement to formalize the terms under which the services will be provided, including but not limited to the cost of those services.

NOW THEREFORE, in consideration of the premises and mutual agreements contained herein, it is agreed that:

1.	Services

ALNY and Intramerica hereby agree to engage Wilton Re Services, and Wilton Re Services hereby accepts such engagement, to provide ALNY and Intramerica, during the period beginning on the Effective Date hereof and continuing throughout the term hereof, the following services (collectively, the “Services”):

1.1	IT Services:

(i)	Application Support: Provide IT resources necessary to maintain and upgrade systems and applications;
(ii)	Quarter Close Support: Provide IT resources to support quarter close procedures of the actuarial and financial user community;

(iii)	Audit Support: Provide support to IT audits, carried out to comply with external regulators, internal requirements, or for business transactions;
(iv)	Subject Matter Support: Provide access to IT and Non-IT resources who are instrumental in developing/maintaining applications for the purposes of knowledge transfer and subject matter expertise; and
(v)	Other: Provide any other services related to IT infrastructure and agreed by the Parties from time to time.

1.2	Financial Services:

(i)	Financial Statement Compilation and Analysis: Prepare periodic financial statements and analyses on bases to be determined from time to time;
(ii)	Regulatory Filing: Prepare and file annual, quarterly, and periodic reports;
(iii)	Sarbanes-Oxley: Implement systems, processes and procedures required by the Sarbanes-Oxley Act of 2002 and facilitating ongoing compliance with such systems, processes and procedures;
(iv)	Financial Reports and Analysis: Prepare all financial reports and analysis for internal and external dissemination; and
(v)	Other: Provide any other services related to financial services and agreed by the Parties from time to time.

1.3	Claims Services:

(i)

Claims Review Services: Assist in the review and analysis of claims made by reinsureds under all treaties including, without limitation, claim reviews, audits, analysis of claims, advice regarding the contesting of claims, recommendations for settlements of claims and advice regarding the negotiation thereof, and advice regarding the payment of claims; and

(ii)	Other: Provide any other services related to claims and agreed by the Parties from time to time.

1.4	Administrative Services:

(i)	Research, Development and Risk Management: Provide actuarial, marketing, research and development, and portfolio risk management support.
(ii)	Operating Requirements: Develop forms and procedures for various operating requirements.
(iii)	Pricing and Risk Methodologies: Develop underwriting, pricing and risk analysis methodologies.
(iv)	Underwriting, Reinsurance, Administrative and Miscellaneous: Provide assistance in underwriting and reinsurance administrative audits, processes and controls;
(v)

Administrative Services: Provide accounting and administrative services, including establishing accounts, bookkeeping, reporting, tax related services, and various administrative services as requested; and

(vi)	Other: Provide any other services related to the foregoing requested by ALNY and Intramerica from time to time and agreed by the parties, including services related to legal issues.

Wilton Re Services may retain outside consultants to perform all or a portion of the services to be provided as it deems appropriate.

All Services provided to ALNY and Intramerica are to be based upon criteria, standards and guidelines of ALNY and Intramerica. ALNY and Intramerica shall have the ultimate and final authority over decisions and policies with respect to its business matters, including without limitation, acceptance, rejection or canceling of risks, and the payment or nonpayment of claims.

Wilton Re Services agrees that in performing or providing functions or services hereunder, it shall use that degree of ordinary care and reasonable diligence that an experienced and qualified provider of similar services would use acting in like circumstances and experience in such matters and in accordance with the standards, practices and procedures established by Wilton Re Services for its own business. Wilton Re Services shall perform services according to servicing standards of ALNY and Intramerica or such other standards as may be mutually agreed upon by the parties. Wilton Re Services shall comply with all laws, regulations, rules and orders applicable to (i) ALNY and Intramerica with respect to the Services or to Wilton Re Services. Wilton Re Services agrees to maintain sufficient facilities and trained personnel of the kind necessary to perform the Services.

2. Relationship of the Parties

Neither of Wilton Re Services nor any of its officers, employees, directors, or agents shall be deemed to be, in connection with the performance of services hereunder, an agent of ALNY and Intramerica, but instead shall act solely in the capacity of an independent contractor to ALNY and Intramerica.

Whenever Wilton Re Services utilizes its personnel to perform the Services, such personnel shall at all times remain employees of Wilton Re Services subject solely to its direction and control. ALNY and Intramerica shall have no liability to such employees for their welfare, salaries, fringe benefits, legally required employer contributions and tax obligations.

No facility of Wilton Re Services used in performing the Services for or subject to use by ALNY and Intramerica shall be deemed to be transferred, assigned, conveyed or leased by performance or use pursuant to this Agreement.

Notwithstanding any other provision of this Agreement, it is understood that the business and affairs of ALNY and Intramerica shall be managed by its board of managers, and to the extent delegated by such board, by its appropriately designated officers. It is specifically understood and agreed by the parties that neither Wilton Re Services nor any officer or employee thereof is authorized solely by virtue of this Agreement to bind ALNY and Intramerica or any subsidiary in any manner, provided, however, that the foregoing shall not preclude appointment of any of the employees of Wilton Re Services as officers or directors of or other investment by ALNY and Intramerica of specific authorities to any such employees.

3. Fees

In general, the costs incurred by Wilton Re Services hereunder with respect to services provided to ALNY and Intramerica shall be reasonable in amount and shall be allocated to WRNY and Intramerica on an equitable basis in accordance with customary cost accounting practices consistently applied. In the case of services provided by the various departments of Wilton Re Services, costs will be allocated to ALNY and Intramerica based upon the percentage of time utilized in providing the services as determined reasonably by either the relevant department’s supervising officer or manager or through an allocation developed by Wilton Re Services’ Accounting Department utilizing time analysis methods, statistical means or other methodology deemed appropriate by Wilton Re Services’ Accounting Department.

In the case of services provided to ALNY and Intramerica on behalf of Wilton Re Services by third-party consultants, the fee will be the actual cost incurred for those services by Wilton Re Services.

Notwithstanding anything in this Section to the contrary, all expenses associated with the leasing or subleasing of real property and all other general “overhead” expenses (e.g., rent or lease payments, electricity, heat, air conditioning, commercial general liability insurance) shall be included in the fee and shall be allocated in a manner deemed appropriate by Wilton Re Services’ Accounting Department and otherwise consistent with the terms of this Agreement. Such methods shall be modified and adjusted by mutual agreement where necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by Wilton Re Services on behalf of ALNY and Intramerica.

Within fifteen (15) days following each calendar quarter falling within the term of this Agreement, Wilton Re Services shall submit to ALNY and Intramerica a statement of the amount of the apportioned expenses for such quarterly period showing, in reasonable detail, the basis for the apportionment for each item. Such statement shall be prepared in accordance with the NAIC Accounting Practices and Procedures Manual. Payment of the apportioned expenses shall be made by ALNY and Intramerica within fifteen (15) days following receipt of such quarterly statements. In no event shall ALNY and Intramerica be required to advance funds to Wilton Re Services except to pay for the Services.

All billings and payments for services rendered hereunder will be denominated in U.S. dollars.

The Parties shall be entitled to offset any balance or amount due from one Party to the other pursuant to this Agreement. However, in the event of insolvency of any Party hereto, offset shall only be allowed in accordance with applicable law.

ALNY and Intramerica may request the relevant Wilton Re Services department or unit making the charge provide a written statement setting forth in reasonable detail the nature of the services rendered or expense incurred and other relevant information to support the charge.

4. Books and Records

All records, books, and files established and maintained by Wilton Re Services by reason of its performance of the Services, which absent this Agreement would have been held by ALNY and Intramerica, shall be deemed the property of ALNY and Intramerica and shall be maintained in accordance with applicable law and regulation. Such records will be available, during normal business hours, for inspection by ALNY and Intramerica, its authorized representatives, and any governmental agency that has regulatory authority over ALNY’s and Intramerica’s business activities. Copies of such records, books and files shall be delivered to ALNY and Intramerica upon demand. All such records, books and files shall be promptly transferred to ALNY and Intramerica by Wilton Re Services upon termination of this Agreement.

In addition to the foregoing, a computer terminal, which is linked to the electronic system that generates the electronic records that constitutes ALNY’s and Intramerica’s books of account, shall be kept and maintained at its principal offices. During all normal business hours, there shall be ready availability and easy access through such terminal to the electronic media used to maintain the records comprising AL NY’s and Intramerica’s books of account. The electronic records shall be in a readable form.

Wilton Re Services shall maintain format integrity and compatibility of the electronic records that constitute ALNy’s and Intramerica’s books of account. If the electronic system that created such records is to be replaced by a system with which the records would be incompatible, Wilton Re Services shall convert such pre-existing records to a format that is compatible with the new system.

Wilton Re Services shall maintain acceptable backup (hard copy or another durable medium, as defined in Regulation No. 152, as long as the means to access the durable medium is also maintained at ALNY and Intramerica’s principal office) of the records constituting ALNY and Intramerica’s books of account.

Wilton Re Services shall maintain adequate electronic data recovery systems and protocols. Current protocols shall include the following:

Daily system tape back-up;

Weekly and monthly tape removal and offsite storage;

Back-up procedures monitored daily and Operations staff to be immediately notified of back-up failure;

Data encryption software utilized for privacy protection.

Each party shall maintain its own accounts and records in connection with activities contemplated under this Agreement such as to clearly and accurately disclose the nature and detail of the transactions between them, including such information as is necessary to support the reasonableness of the charges under this Agreement. The parties, or their duly appointed representatives, and governmental authorities having jurisdiction over ALNY and Intramerica, shall have the authority to inspect, copy and audit the books and records of the other parties pertaining to this Agreement throughout the term of this Agreement. Such inspection or audit shall be for the purpose of obtaining information concerning this Agreement or the subject matter thereof and shall be conducted during regular business hours, without disrupting or unduly burdening operations of the other party.

Wilton Re Services shall implement and maintain appropriate measures designed to meet the objectives of safeguarding ALNY’s and Intramerica’s customer information and customer information systems. Wilton Re Services shall adjust its information security program at the request of ALNY and/or Intramerica for any relevant changes dictated by ALNY’s and/or Intramerica’s assessment of risk around its customer information and customer information systems.

5. Term

This Agreement is effective commencing on the Effective Date, and shall remain in force until the earlier of

(i)	termination of all of business assumed by ALNY and Intramerica; or
(ii)	cancellation of this Agreement by one of the Parties hereunder. Either party may cancel this Agreement at any time upon thirty (30) days prior written notice to the other party.

6. WRAC

WRAC hereby agrees, solely with respect to any Services to be performed hereunder that Allstate Insurance Company (“AIC”) is responsible for performing pursuant to that certain Transition Services Agreement dated as of the Effective Date among WRAC and AIC, to provide or cause AIC to provide such Services to ALNY and Intramerica, and to pay any applicable fees under this Agreement with respect to such Services to AIC on behalf of Wilton Re Services or ALNY and/or Intramerica, as applicable.

7. Notices

Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by confirmed facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, or sent by confirmed facsimile transmission to the appropriate facsimile number set forth below or, if mailed or dispatched by private courier service, respectively three days after the date of deposit in the United States mails or tender to any such private courier service, to the appropriate address set forth below:

To ALNY:

Allstate Life Insurance Company of New York

20 Glover Ave, 4th Floor

Norwalk, Connecticut 06850

Attn: Mark Sarlitto

To Intramerica:

Intramerica Life Insurance Company

20 Glover Ave, 4th Floor

Norwalk, Connecticut 06850

Attn: Mark Sarlitto

To Wilton Re Services:

Wilton Re Services, Inc.

20 Glover Ave, 4th Floor

Norwalk, Connecticut 06850

Attn: Enrico Treglia

8. Amendments

In the event any term in this Agreement is or becomes unenforceable, all other terms and provisions of this Agreement remain unaltered, and shall continue in full force and effect.

All amendments, alterations, modifications or waiver of any of the provisions of this Agreement, or waiver, cancellation or replacement thereof, shall be in writing and signed by the parties in order to be valid and enforceable. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and lawful assigns. Neither party may assign this Agreement without the written consent of the other party.

9. Limitation of Liability

The parties to this Agreement hereby stipulate that, to the maximum extent permitted by law, neither party shall be liable to the other, or any affiliate thereof, for any loss, claim, damage, cost, expense or liability of any type or in any form, arising out of or resulting from any act, error or omission of either party, its employees, directors, officers, agents, affiliates, independent contractors and shareholders, that is related to, is the subject of, or arises from, or in connection with this Agreement, except that Wilton Re Services shall indemnify ALNY and Intramerica for any loss, claim, damage, cost, expense or liability of any type or in any form, arising out of or resulting from any gross negligence or willful misconduct on the part of Wilton Re Services.

10. Applicable Law

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to that state’s choice of law rules.

11. Non-Assignability

This Agreement shall not be assignable by either party without the consent of the non-assigning party. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, or their respective legal successors, any rights, remedies or obligations, or to relieve any person other than the parties hereto, or their respective legal successors, from any obligations or liabilities that would otherwise be applicable. The covenants and agreements contained in this Agreement shall be binding upon, extend to, and inure to the benefit of, the parties hereto and their legal successors.

12. Non-Exclusivity

Nothing herein shall be deemed to grant Wilton Re Services an exclusive right to provide services to ALNY and Intramerica, and ALNY and Intramerica retain the right to contract with any third party, affiliated or unaffiliated, for the performance of services or for the use of facilities as are available to or have been requested by ALNY and Intramerica pursuant to this Agreement.

Wilton Re Services, with ALNY’s and Intramerica’s consent, shall have the right to subcontract with any third party, affiliated or unaffiliated, for the performance of services requested by ALNY and/or Intramerica provided that Wilton Re Services shall remain responsible for the performance of services by any such subcontractors in accordance with the terms of this agreement; and provided further that the charges for any such services subcontracted to an affiliate shall be determined on the bases described in Section 3.

13. Dispute Resolution

Any dispute arising out of or relating to this Agreement shall be submitted to arbitration, as provided in this Article.

Any disputes hereunder will be adjudicated by a panel of three arbitrators. Notice demanding arbitration will be in writing and sent certified or registered mail, return receipt requested. One arbitrator shall be chosen by each party and the two arbitrators shall, before instituting the hearing, choose an impartial third arbitrator who shall preside at the hearing. If either party fails to appoint its arbitrator within thirty (30) days after being requested to do so by the other party, the latter, after ten (10) days’ notice by certified or registered mail of its intention to do so, may appoint the second arbitrator. If the two arbitrators are unable to agree upon the third arbitrator within fifteen (15) days of their appointment, the third arbitrator shall be selected from a list of six individuals (three named by each arbitrator) by a judge of the federal district court with jurisdiction over the geographical area in which the arbitration is to take place, or if the federal court declines to act, the state court exercising general jurisdiction in such area.

All arbitrators shall be disinterested persons, who are active or former officers of reinsurance companies, or active or retired members of the judiciary familiar with reinsurance practice and issues.

Within thirty (30) days after notice of appointment of all arbitrators, the panel shall meet and determine timely periods for briefs, discovery procedures and schedules for hearings. The arbitration shall take place in Wilton, Connecticut or such other location as shall be mutually agreed to by the parties. The decision of any two arbitrators, when rendered in writing, shall be final and binding. The panel is empowered to grant interim relief, as it may deem appropriate.

Judgment on the award may be entered in any court having jurisdiction thereof. In no event shall the panel be empowered to impose punitive, exemplary or consequential damages on either party. Each party shall bear the expense of its own arbitrator and shall jointly and equally bear with the other party the cost of the third arbitrator. The panel shall allocate the remaining costs of the arbitration.

14. Entire Agreement

This Agreement constitutes the entire agreement between the parties. Any agreement, promise, or statement not contained in this Agreement shall not be binding on the parties unless set forth in writing and incorporated herein, consistent with the terms of Section 9 Amendments of this Agreement.

15. Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the Effective Date.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Scott Sheefel

Name:	Scott Sheefel

Title:	President

Date:	10/1/21

INTRAMERICA LIFE INSURANCE COMPANY

By:	/s/ Scott Sheefel

Name:	Scott Sheefel

Title:	President

Date:	10/1/21

WILTON RE SERVICES, INC.

By:	/s/ Michael Fleitz

Name:	Michael Fleitz

Title:	Chairman

Date:	10/1/21

WILTON REASSURANCE COMPANY (solely for purposes of Section 6)

By:	/s/ Dmitri Ponomarev

Name:	Dmitri Ponomarev

Title:	Vice Chairman

Date:	10/1/21

[Signature Page to Service Agreement]